ALLGREEN PROPERTIES LIMITED

RECEIVED
2004 AUG 25 A 11:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036492

File No. 82-4959

Date: 2 AUG 2004

SUPPL

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED
AUG 27 2004
THOMSON
FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

MASNET No. 40 OF 02.08.2004
Announcement No. 40

ALLGREEN PROPERTIES LIMITED

DATE OF RELEASE OF RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2004

The Company wishes to advise that it intends to release its unaudited results for the half year ended 30 June 2004 on or about 12 August 2004.

Submitted by Ms Isoo Tan, Company Secretary on 02/08/2004 to the SGX